AB 3/20

12013126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 West Wacker Drive, Suite 1850
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co. Inc.
(Name – *if individual, state last, first, middle name*)

1415 East State Street Suite 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Mohammed Elahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOYCE L. DAVIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY. 23, 2012

Joyce L. Davis
Notary Public

M. Elahi
Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDES CAPITAL GROUP, LLC

ANNUAL AUDITED REPORT
For the Year Ended
December 31, 2011

WEINBERG & CO.

Certified Public Accountants
and Consultants

ANDES CAPITAL GROUP, LLC

ANNUAL AUDITED REPORT
For the Year Ended
December 31, 2011

INDEX

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Andes Capital Group, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Andes Capital Group, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Weinberg + Co.

Chicago, Illinois
February 24, 2012

ANDES CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
CURRENT:	
Cash and cash equivalents	$ 22
Commissions receivable	53 554
Cash on deposit with clearing broker	25 676
Security deposit	800
Furniture and equipment, at cost, less accumulated depreciation of $38,710	6 564
TOTAL ASSETS	$ 86 616
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Checks drawn against future deposits	$ 3 334
Accounts payable	3 367
Accrued expenses	7 034
TOTAL LIABILITIES	13 735
MEMBERS' EQUITY	72 881
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 86 616

The accompanying notes are an integral part of the financial statements.

ANDES CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

COMMISSIONS AND FEE INCOME	$ 703 770
OPERATING EXPENSES:	
Salaries	70 000
Payroll taxes	5 542
	75 542
Guaranteed payments to partners	150 549
Outside services	14 734
Bloomberg services	42 616
Bank charges	1 699
Contributions	1 050
Entertainment/promotion	37 170
Illinois replacement tax	1 620
Travel	81 049
Vehicle expense	5 982
Office expense	29 216
Depreciation	2 847
Dues and subscriptions	16 096
Insurance	6 007
Rent	81 468
Professional fees	53 108
Telephone	21 322
Licenses and permits	2 401
Supplies	1 971
	626 447
NET INCOME	$ 77 323

The accompanying notes are an integral part of the financial statements

ANDES CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2011

Balance, December 31, 2010	$ 31 607
Net income	77 323
Members' distributions	(36 049)
Balance, December 30, 2011	$ 72 881

The accompanying notes are an integral part of the financial statements.

ANDES CAPITAL GROUP, LLC

STATEMENT OF CASH FLOW
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 77 323
Adjustment to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	2 847
Increase in commissions receivable	(43 529)
Decrease in accounts payable, checks drawn against future deposits, and accrued expenses	275
Increase in cash on deposit clearing broker	(14)
Increase in security deposit	(800)
Total adjustments	(41 221)
Net cash provided by operating activities	36 102
CASH FLOWS FROM INVESTING ACTIVITIES, Purchase of furniture and equipment	(6 240)
CASH FLOWS FROM FINANCING ACTIVITIES, Members' distributions	(36 049)
NET (DECREASE) IN CASH	(6 187)
CASH AND CASH EQUIVALENTS, beginning of year	6 209
CASH AND CASH EQUIVALENTS, end of year	$ 22
SUPPLEMENTAL CASH FLOW DISCLOSURE, Cash paid during the year for Illinois replacement tax	$ 1 620

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Andes Capital Group, LLC (Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and execution of equities; sales, trading and underwriting for directed investment and private equity for taxable fixed income; commission recapture and research.

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Receivable from Clearing Broker

Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31, 2011, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded (See Note 5).

Furniture and Equipment

Property and equipment are stated at cost and are depreciated using straight-line and accelerated methods over estimated useful lives ranging from 5-7 years.

Income Taxes

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from the trade date basis.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, commissions receivable and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2011, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2011, the Company had net capital of $65,517, which was $60,517 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 20.96% to 1 at December 31, 2011.

NOTE 4 - OPERATING LEASE

The Company leases its operating facility under a lease expiring February 28, 2013. The lease requires monthly lease payments of $2,000. Rent expense for this lease totaled $18,000 for the year ended December 31, 2011. The Company also paid an early termination fee of $40,488 for a previous operating facility. In addition, the Company rents on a month-to-month basis apartments to be used by Company personnel while on business trips to other cities. Rent for these apartments totaled $22,980 for the year ended December 31, 2011. The Company's total rent expense was $81,468 for the year ended December 31, 2011.

NOTE 5 - CLEARING AGREEMENT

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2011, had no amounts or securities due to clearing brokers from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $25,676 at December 31, 2011.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

ANDES CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 72,881
Deduct non-allowable assets:	
Furniture and equipment, net of accumulated depreciation	(6,564)
Security deposit	(800)
NET CAPITAL	65,517
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 60,517
EXCESS NET CAPITAL AT 120%	$ 59,517

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 13,735
Ratio: Aggregate indebtedness to Net Capital	20.96%

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2011.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants Report on Internal Control Required by SEC Rule 17A-5

The Members
Andes Capital Group, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Andes Capital Group, LLC for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control activities for safeguarding securities as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by Andes Capital Group, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended December 31, 2011. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinberg + Co.

Chicago, Illinois
February 24, 2012

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Andes Capital Group, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Andes Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Andes Capital Group, LLC's management is responsible for Andes Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Andes Capital Group, LLC's Statement of Operations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

February 24, 2012